SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Anterix Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

03676C100
(CUSIP Number)

Eleazer Klein, Esq.
Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676C100	SCHEDULE 13D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON OWL CREEK I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 135,948
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS OWL CREEK II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 994,942
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 994,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 994,942
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS OWL CREEK OVERSEAS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,031,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,031,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,031,805
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100	SCHEDULE 13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS OWL CREEK SRI MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 186,640
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 186,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 186,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100	SCHEDULE 13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS OWL CREEK CREDIT OPPORTUNITIES MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 582,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 582,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 582,207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS OWL CREEK SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 459,770
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 459,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 459,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS OWL CREEK ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,172,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,172,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,172,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100	SCHEDULE 13D	Page 9 of 20 Pages

1	NAME OF REPORTING PERSONS OWL CREEK ASSET MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,391,312
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,391,312
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,391,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03676C100	SCHEDULE 13D	Page 10 of 20 Pages

1	NAME OF REPORTING PERSONS JEFFREY A. ALTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,391,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,391,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,391,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03676C100	SCHEDULE 13D	Page 11 of 20 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Anterix Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by

(i) Owl Creek I, L.P., a Delaware limited partnership (“Owl Creek I”), with respect to the shares of Common Stock directly held by it;
(ii) Owl Creek II, L.P., a Delaware limited partnership (“Owl Creek II”), with respect to the shares of Common Stock directly held by it;
(iii) Owl Creek Overseas Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands (“Owl Creek Overseas”), with respect to the shares of Common Stock directly held by it;
(iv) Owl Creek SRI Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands (“Owl Creek SRI”), with respect to the shares of Common Stock directly held by it;
(v) Owl Creek Credit Opportunities Master Fund, L.P., an exempted company organized under the laws of the Cayman Islands (“Owl Creek Credit Fund”), with respect to the shares of Common Stock directly held by it;
(vi) Owl Creek Special Situations Fund, L.P., a Delaware limited partnership (“Owl Creek Special Situations” and together with Owl Creek I, Owl Creek II, Owl Creek Overseas, Owl Creek SRI and Owl Creek Credit Fund, the “Owl Creek Funds”), with respect to the shares of Common Stock directly held by it;
(vii) Owl Creek Advisors, LLC, a Delaware limited liability company ("Owl Creek Advisors"), as the general partner of Owl Creek I, Owl Creek II, Owl Creek Credit Fund and Owl Creek Special Situations, with respect to the shares of Common Stock directly held by Owl Creek I, Owl Creek II, Owl Creek Credit Fund and Owl Creek Special Situations;

(viii) Owl Creek Asset Management, L.P. a Delaware limited partnership (the “Investment Manager”), the investment manager of each of the Owl Creek Funds, with respect to the shares of Common Stock directly held by the Owl Creek Funds; and (ix) Jeffrey A. Altman (“Mr. Altman”), the managing member of Owl Creek Advisors and the managing member of Owl Creek GP, L.L.C., a Delaware limited liability company (the “General Partner”), which serves as the general partner of Investment Manager, with respect to shares of Common Stock directly held by the Owl Creek Funds.
(ix) Jeffrey A. Altman ("Mr. Altman"), the managing member of Owl Creek Advisors and the managing member of Owl Creek GP, L.L.C., a Delaware limited liability company, which serves as the general partner of Investment Manager, with respect to shares of Common Stock directly held by the Owl Creek Funds.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D. Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 03676C100	SCHEDULE 13D	Page 12 of 20 Pages

(b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.
(c) The principal business of each of the Owl Creek Funds is serving as a private investment company. The principal business of Owl Creek Advisors is serving as general partner of Owl Creek I, Owl Creek II, Owl Creek Credit Fund and Owl Creek Special Situations. The principal business of the Investment Manager is serving as investment manager to each of the Owl Creek Funds. The principal occupation of Mr. Altman is serving as managing member of Owl Creek Advisors and the general partner of the Investment Manager.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of Owl Creek I, Owl Creek II, Owl Creek Special Situations and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. Each of Owl Creek Overseas and Owl Creek SRI is a Cayman Islands exempted company. Owl Creek Credit Fund is a Cayman Islands exempted limited partnership. Owl Creek Advisors is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons expended an aggregate of approximately $144,305,424 to purchase the 4,391,312 shares of Common Stock. Such shares of Common Stock were acquired with investment funds of the Owl Creek Funds and margin borrowings described in the following sentence. Such shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons are passive investors in the Issuer but are required to report their beneficial ownership on Schedule 13D as a result of collectively acquiring beneficial ownership of over 20% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons did not acquire the shares of Common Stock reported herein with the purpose or effect of changing or influencing control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03676C100	SCHEDULE 13D	Page 13 of 20 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the board of directors, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions as it deems appropriate, including, without limitation, acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by it, in the public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease their economic exposure with respect to their investment in the Issuer and/or otherwise changing the Reporting Persons’ intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 17,075,836 shares of Common Stock outstanding as of August 2, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock by the Reporting Persons within the past sixty days are set forth in Schedule B, and are incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the joint filing agreement attached hereto as Exhibit A, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Joint Filing Agreement, dated August 30, 2019

CUSIP No. 03676C100	SCHEDULE 13D	Page 14 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2019

JEFFREY A. Altman

/s/ Jeffrey A. Altman
Jeffrey A. Altman, (i) individually,
(ii) as managing member of Owl
Creek Advisors, LLC, (x) for itself and
(y) as general partner of Owl Creek I,
L.P., Owl Creek II, L.P., Owl Creek
Credit Opportunities Master Fund,
L.P. and Owl Creek Special
Situations Fund, L.P. and (iii) as
managing member of the general
partner of Owl Creek Asset
Management, L.P., (x) for itself and
(y) as investment manager to Owl
Creek I, L.P., Owl Creek II, L.P., Owl
Creek Overseas Master Fund, Ltd.,
Owl Creek SRI Master Fund, Ltd.,
Owl Creek Credit Opportunities
Master Fund, L.P. and Owl Creek
Special Situations Fund, L.P.

CUSIP No. 03676C100	SCHEDULE 13D	Page 15 of 20 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: OWL CREEK OVERSEAS MASTER FUND, LTD.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Geoffrey Ruddick	Director	Cayman Islands	Partner of Paradigm Governance Partners Limited	c/o Paradigm Governance Partners Limited, 3rd Floor, One Capital Place, Shedden Road, George Town, Grand Cayman, Cayman Islands
W. William Woods	Director	Canada	Director at various hedge funds	c/o Independent Review Inc., 175 Bloor Street East, Suite 1316, North Tower, Toronto, ON M4W 3R8, Canada

In addition, Mr. Altman serves as a director of Owl Creek Overseas Master Fund Ltd. Mr. Altman is a Reporting Person.

REPORTING PERSON: OWL CREEK SRI MASTER FUND, LTD.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Geoffrey Ruddick	Director	Cayman Islands	Partner of Paradigm Governance Partners Limited	c/o Paradigm Governance Partners Limited, 3rd Floor, One Capital Place, Shedden Road, George Town, Grand Cayman, Cayman Islands
W. William Woods	Director	Canada	Director at various hedge funds	c/o Independent Review Inc., 175 Bloor Street East, Suite 1316, North Tower, Toronto, ON M4W 3R8, Canada

In addition, Mr. Altman serves as a director of Owl Creek SRI Master Fund, Ltd. Mr. Altman is a Reporting Person.

CUSIP No. 03676C100	SCHEDULE 13D	Page 16 of 20 Pages

REPORTING PERSON: OWL CREEK ASSET MANAGEMENT, L.P.

Owl Creek GP, L.L.C. serves as the general partner of Owl Creek Asset Management, L.P. Its business address is 640 Fifth Avenue, 20th Floor, New York, NY 10019. Its principal occupation is serving as the general partner of Owl Creek Asset Management, L.P. Owl Creek GP, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

Mr. Altman serves as the managing member of Owl Creek GP, L.L.C. Mr. Altman is a Reporting Person.

CUSIP No. 03676C100	SCHEDULE 13D	Page 17 of 20 Pages

SCHEDULE B

Transactions in the shares of Common Stock of the Issuer During the Last 60 Days

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Owl Creek I

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/17/2019*	9,896	45.00
07/17/2019	200	43.95
07/19/2019	500	43.84
07/19/2019	600	43.97
07/22/2019	1,000	43.07
07/22/2019	200	42.94
07/23/2019	300	44.09
07/23/2019	400	44.50
07/23/2019	100	44.90
07/24/2019	1,600	45.00
07/25/2019	700	44.87
07/26/2019	400	45.00
07/29/2019	700	44.88
07/30/2019	1,100	44.77
07/31/2019	1,000	44.91
08/01/2019	2,100	44.09
08/02/2019	2,300	43.71
08/05/2019	200	43.43
08/06/2019	187	43.72
08/20/2019	700	41.99
08/30/2019**	19,800	43.50

Owl Creek II

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/17/2019*	93,035	45.00
07/17/2019	1,600	43.95
07/18/2019	100	43.85
07/19/2019	4,000	43.84
07/19/2019	4,400	43.97
07/22/2019	7,300	43.07
07/22/2019	1,700	42.94
07/23/2019	1,900	44.09
07/23/2019	3,200	44.50
07/23/2019	400	44.90
07/24/2019	11,800	45.00
07/25/2019	5,400	44.87

CUSIP No. 03676C100	SCHEDULE 13D	Page 18 of 20 Pages

07/26/2019	2,600	45.00
07/29/2019	5,100	44.88
07/30/2019	8,200	44.77
07/31/2019	7,300	44.91
08/01/2019	15,100	44.09
08/02/2019	16,500	43.71
08/05/2019	800	43.43
08/06/2019	400	43.72
08/06/2019	124	43.14
08/20/2019	5,600	41.99
08/30/2019**	144,742	43.50

Owl Creek Overseas

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/17/2019*	228,820	45.00
07/17/2019	3,363	43.95
07/18/2019	391	43.85
07/19/2019	8,019	43.84
07/19/2019	8,786	43.97
07/22/2019	14,705	43.07
07/22/2019	3,636	42.94
07/23/2019	3,800	44.09
07/23/2019	6,400	44.50
07/23/2019	900	44.90
07/24/2019	23,830	45.00
07/25/2019	11,000	44.87
07/26/2019	5,200	45.00
07/29/2019	10,200	44.88
07/30/2019	16,692	44.77
07/31/2019	14,808	44.91
08/01/2019	30,561	44.09
08/02/2019	33,439	43.71
08/05/2019	13,442	43.43
08/06/2019	7,698	43.72
08/06/2019	1,591	43.14
08/20/2019	10,700	41.99
08/30/2019**	291,700	43.50

Owl Creek Credit Fund

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/17/2019*	64,916	45.00
08/30/2019**	83,988	43.50

CUSIP No. 03676C100	SCHEDULE 13D	Page 19 of 20 Pages

Owl Creek Special Situations

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
08/30/2019**	459,770	43.50

* Shares of Common Stock acquired from the Issuer in a public offering.
** Shares of Common Stock acquired in a privately negotiated transaction.

CUSIP No. 03676C100	SCHEDULE 13D	Page 20 of 20 Pages

EXHIBIT A

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: August 30, 2019

JEFFREY A. ALTMAN

/s/ Jeffrey A. Altman
Jeffrey A. Altman, (i) individually,
(ii) as managing member of Owl
Creek Advisors, LLC, (x) for itself and
(y) as general partner of Owl Creek I,
L.P., Owl Creek II, L.P., Owl Creek
Credit Opportunities Master Fund,
L.P. and Owl Creek Special
Situations Fund, L.P. and (iii) as
managing member of the general
partner of Owl Creek Asset
Management, L.P., (x) for itself and
(y) as investment manager to Owl
Creek I, L.P., Owl Creek II, L.P., Owl
Creek Overseas Master Fund, Ltd.,
Owl Creek SRI Master Fund, Ltd.,
Owl Creek Credit Opportunities
Master Fund, L.P. and Owl Creek
Special Situations Fund, L.P.